UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AMERICAN BRIVISION (HOLDING) CORPORATION

Full Name of Registrant

Former Name if Applicable

11 Sawyers Peak Drive,

Address of Principal Executive Office (Street and Number)

Goshen, NY, 10924

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)		The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	☒	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)		The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-K for the period ending September 30, 2016, could not be filed without unreasonable effort or expense within the prescribed time period because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eugene Jiang	845	291-1291
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations for the fiscal year ended September 30, 2016 will be significantly different from the results of operations of the corresponding period for the last fiscal year as a result of the Share Exchange Agreement entered on February 8, 2016, pursuant to which the Company acquired the 100% issued and outstanding shares of Euro-Asia Investment & Finance Corp Limited and issued 52,936,583 shares of the Company’s common stock to the shareholders of Euro-Asia Investment & Finance Corp Limited.

The Company expects net loss of approximately $4 million for the year ended September 30, 2016 comparing to that of $315,602 for the period from July 21, 2015 (inception) to September 30, 2015.

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AMERICAN BRIVISION (HOLDING) CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

American BriVision (Holding) Corporation

Date: December 29, 2016	By:	/s/ Eugene Jiang
Eugene Jiang
Chief Executive Officer and Chairman

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